SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of April 2014

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F  ☒            Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 29 April 2014	By	/s/ Jessica Petrie
(Authorised Signatory)

Santander UK plc

Quarterly Management Statement for the three months ended 31 March 2014

29 April 2014

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the three months ended 31 March 2014. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2013. Balance sheet references are compared to the position at 31 December 2013, unless otherwise stated.

Contacts
James S Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Profit before tax of £416m, up 48% versus Q1’13

Current account balances reach £31.7bn, up 14% in Q1’14

Over 250,000 customers joined 1|2|3 World in the first quarter of 2014

“This has been another strong quarter for Santander UK, as we successfully execute our transformation to a bank that is simple, personal and fair for all our customers. We reached 2.7 million customers in our 1|2|3 World, whilst we maintained our position as the leading UK bank for current account switchers. Since the start of 2013 current account balances have grown by around £1 billion per month to now stand at £31.7bn, and customer satisfaction continues to improve significantly.

UK homeowners, families and businesses continued to benefit from our support in the first quarter of 2014. We provided £5.7 billion of mortgages to UK households, including £1.0 billion to first time buyers and £62 million as part of the Help to Buy scheme. Our lending to UK corporates increased to £22.9 billion, up 12% from a year ago, with £1.1 billion of gross new facilities to SMEs.

Our net interest income rose for the ninth consecutive quarter, with Banking NIM reaching 1.79% up from 1.45% a year ago, but this is set to stabilise as pressure on mortgage margins continues. Our balance sheet remains strong with a CET 1 capital ratio of 11.6%.

We will continue to invest in the transformation of our franchise with a sustained programme of technology, digital, product and customer service improvements. This will enable us to continue to support our customers against a backdrop of an increasingly solid UK economic recovery, as they act with renewed confidence and translate their plans into reality.”

Ana Botín, Chief Executive Officer

Financial highlights [1]	Q1’14	Q4’13	Q1’13
	£m	£m	£m
Net interest income	825	812	692
Non-interest income	269	259	279
Operating expenses	(570)	(545)	(553)
Total operating provisions and charges	(108)	(278)	(136)

Profit before tax from continuing operations	416	248	282
Profit after tax from continuing operations	335	204	225
Banking net interest margin (‘Banking NIM’)	1.79%	1.71%	1.45%

	31.03.14	31.12.13	31.03.13
Balance sheet highlights [1]	£bn	£bn	£bn
Customer loans	187.0	187.1	192.4
- of which mortgages	147.6	148.1	154.1
- of which Commercial Banking	22.9	22.1	20.4
Customer deposits	147.6	146.4	151.0
Eligible liquid assets (BIPRU 12.7)	32.4	29.5	38.0
Liquid assets coverage of wholesale funding of less than one year	134%	139%	175%
CET 1 capital ratio [2]	11.6%	11.6%	11.5%

1.	See Appendix 1 for notes and definitions. Prior period results have been amended to reflect discontinued operations.
2.	CET 1 capital ratio is the CRD IV end point Common Equity Tier 1 capital ratio calculated in accordance with the PRA CRD IV implementation rules (Policy Statement PS7/13).

Delivering on our commitments1

1. Loyal and satisfied retail customers	2015 target	31.03.14	31.12.13
Loyal customers	4 million	2.8 million	2.7 million
1|2|3 World Customers	4 million	2.7 million	2.4 million
Customer satisfaction, Financial Research Survey (‘FRS’)	Top 3	57.8%	57.3%
(average of top 3 UK peers)[2]		(60.9%)	(61.1%)

•	Our loyal customer base is growing supported by the continued success of the 1|2|3 Current Account, and with balances up 70% in the last 12 months. Total deposits held by primary banking customers increased by 8% in Q1’14.[3]

•	Santander UK remains the first choice for customers switching their current account provider, with a net gain of 10% of accounts transferred.[4]

•	FRS reported customer satisfaction continued to improve in the last year. The gap between Santander UK and the average of our top three peers declined to 3.1pp (March 2013: 5.2pp).

2. ‘Bank of Choice’ for UK companies	2015 target	31.03.14		31.12.13
Commercial Banking percentage of total customer loans	20%	12%		12%
(Commercial Banking customer loans)		(£22.9bn	)	(£22.1bn	)

•	Commercial Banking customer loans increased £2.5bn over the last 12 months and amounted to 12% of total customer loans (March 2013: 11%), with notable growth in large corporates as well as SMEs.

•	We maintained the roll out of new systems, products and functionalities for our customers, helping to improve the depth of relationships.

•	The Breakthrough programme continues to benefit fast-growth SME customers, with more than 800 new jobs created and 350 companies applying for growth capital to date. By the end of 2014, over 100 companies will have joined us on our international trade missions.

•	We will, however, not compromise on our prudent risk management and returns objective to achieve our 2015 aspiration for the Commercial Banking business.

3. Consistent profitability and strong balance sheet	2015 target	31.03.14	31.12.13
Return on tangible equity (‘RoTE’)	13% - 15%	12.0%[5]	8.9%
Cost-to-income ratio	< 50%	52%	54%
CET 1 capital ratio	> 10.5%	11.6%	11.6%
Loan-to-deposit ratio	< 125%	125%	126%
NPL ratio	ratio maintained	1.95%	2.04%
Dividend payout ratio [6]	50%	n/a	50%

•	Annualised RoTE improved to 12.0%, including pro-rated costs relating to the Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy, which are only recognised at the year end in accordance with IFRS. This compares to 8.9% for FY’13, driven by a continued improvement in net interest income. Excluding the pro-rated costs annualised RoTE would have been 13.1%.

•	Net interest income in Q1’14 of £825m was the highest for the last nine quarters, underpinning a further reduction in the cost-to-income ratio. We expect the Q1’14 Banking NIM of 1.79% to be broadly stable for the year, with declining mortgage margins being largely offset by improving retail deposit margins.

•	The loan-to-deposit ratio improved 1pp to 125%, with increased current account balances, and we expect the ratio to reduce further. We have revised our 2015 target to <125%, from <130%.

•	The NPL ratio of 1.95%, continued to improve, with retail and corporate loans performing well.

1.	See Appendix 1 for notes and definitions.
2.	Customer satisfaction now reported on a rolling 12-month average to 31 March 2014; previously reported on a three month average. See Appendix 1.
3.	Includes combined banking and savings balances of customers with a 1|2|3 Current Account or other primary current account.
4.	TNS Current Account Switching Index, published 17 March 2014. See Appendix 1.
5.	Q1’14 annualised RoTE includes estimated costs relating to anticipated preference share dividends payments, the FSCS and the Bank Levy.
6.	Dividend paid and declared as a percentage of earnings attributable to ordinary shareholders. The payment of the dividend is subject to regulatory approval.

	Q1’14	Q4’13	Change	Q1’13	Change
Summary income statement [1]	£m	£m	%	£m	%
Net interest income	825	812	2	692	19
Non-interest income	269	259	4	279	(4)

Total operating income	1,094	1,071	2	971	13

Administrative expenses	(497)	(477)	4	(493)	1
Depreciation, amortisation and impairment	(73)	(68)	7	(60)	22

Total operating expenses excl. provisions and charges	(570)	(545)	5	(553)	3

Impairment losses on loans and advances	(97)	(115)	(16)	(130)	(25)
Provisions for other liabilities and charges	(11)	(163)	(93)	(6)	83

Total operating provisions and charges	(108)	(278)	(61)	(136)	(21)

Profit before tax from continuing operations	416	248	68	282	48

Taxation charge on continuing operations	(81)	(44)	84	(57)	42

Profit after tax from continuing operations	335	204	64	225	49

Discontinued operations	—	4	n.m.	—	n.m.

Profit after tax for the period	335	208	61	225	49

	Q1’14	Q4’13	Q3’13	Q2’13	Q1’13
Quarterly income statement	£m	£m	£m	£m	£m
Net interest income	825	812	760	699	692
Non-interest income	269	259	237	291	279

Total operating income	1,094	1,071	997	990	971

Administrative expenses	(497)	(477)	(478)	(499)	(493)
Depreciation, amortisation and impairment	(73)	(68)	(59)	(61)	(60)

Total operating expenses excl. provisions and charges	(570)	(545)	(537)	(560)	(553)

Impairment losses on loans and advances	(97)	(115)	(125)	(105)	(130)
Provisions for other liabilities and charges [2]	(11)	(163)	7	(58)	(6)

Total operating provisions and charges	(108)	(278)	(118)	(163)	(136)

Profit before tax from continuing operations	416	248	342	267	282

Taxation charge on continuing operations	(81)	(44)	(65)	(52)	(57)

Profit after tax from continuing operations	335	204	277	215	225

Discontinued operations	—	4	—	(12)	—

Profit after tax for the period	335	208	277	203	225

1.	See Appendix 1 for notes and definitions. Prior period results have been amended to reflect discontinued operations.
2.	Provisions for other liabilities and charges included certain regulatory costs relating to the FSCS and the Bank Levy (Q4’13: £118m). In accordance with IFRS these costs are only recognised at the year end.

Income statement

Profit after tax of £335m, up 49% compared to Q1’13

Operating income

•	Net interest income was 19% higher, largely due to the lower cost of retail liabilities following the maturity of several tranches of higher cost eSaver products in H2’13 and increased lending in Commercial Banking. In part this was offset by the continued impact of the low interest rate environment. The Banking NIM has improved markedly over the last 12 months, although asset margin gains have reduced.

•	Non-interest income was 4% lower, largely due to lower demand for interest rate and foreign exchange risk management products from Commercial Banking customers, partially offset by improved fees in Markets.

Operating expenses

•	Costs remained tightly controlled, with our focus on managing business as usual expenses to accommodate investment in the ongoing transformation of the business.

•	Depreciation, amortisation and impairment were 22% higher. Major investment programmes continued to support the business transformation and underpin future efficiency improvements. Investment in the business included initiatives focused on improving the customer experience, the branch network, digital channels and the expansion of the network of regional Corporate Business Centres.

•	The cost-to-income ratio fell to 52% (Q1’13: 57%), with positive income-cost jaws of 10%.

Operating provisions and charges

•	Impairment losses on loans and advances were 25% lower as credit quality in the Retail Banking and Commercial Banking loan books continued to be good and supported by the improving economic environment.

Taxation charge

•	The taxation charge was 42% higher largely due to higher profits offset, in part, by the continued reduction in the main corporation tax rate.

Q1’14 compared to Q4’13

•	Net interest income increased 2%, and was the highest quarterly income for the last nine quarters. The annualised Banking NIM rose further, up 8 bps to 1.79% in the quarter. This increase resulted from lower customer deposit and wholesale funding costs. In particular, the cost of retail savings deposits fell following the maturity of several tranches of higher cost products in H2’13.

•	Non-interest income increased 4%, largely due to an improved performance in Markets.

•	Costs rose 5%, reflecting continued investment in the growth of the businesses serving SME and corporate customers as we expanded into new financial centres across the UK.

•	Impairment losses on loans and advances reduced further, reflecting the good credit quality of the book.

•	Provisions for other liabilities and charges in Q4’13 include regulatory costs of £118m relating to the FSCS and the Bank Levy which are only recognised at year end.

Full Year 2014 outlook

•	We expect the Banking NIM of 1.79% in Q1’14 to remain broadly stable for the year. Positive income momentum seen to date is expected to continue through the year, reflecting modest growth in mortgage lending and sustained growth in Commercial Banking. SVR mortgage attrition is expected to increase in 2014, but we anticipate retaining a significant proportion of these customers on new mortgage offers. This change of mix will negatively impact asset margins, although the decline is expected to be broadly offset by improving retail deposit margins as we continue to benefit from lower aggregate deposit costs as a result of our focus on deeper customer relationships.

•	The cost-to-income ratio is expected to improve slightly versus the full year 2013, with tight control of business-as-usual costs largely accommodating our planned investment spend to broaden our franchise and improve our retail customer relationships. Significant capital and operational investment continues as part of our technology, digital and other business transformation plans to 2016.

•	Since the end of Q1’14 the trends evident in the operating results of the first quarter have not changed significantly and are expected to continue.

•	The improving UK economy is supportive of our business for the rest of 2014, though we expect increased competition to have some impact on our performance.

•	We await further clarity in respect of capital levels, leverage and the detailed rules necessary to meet the requirements of the Banking Reform Act.

Investment programme 2014-16

•	We are implementing an enhanced strategic investment programme on technology, digital, product and customer service improvements.

•	In Retail Banking the investment programme will include development of Select, new products and enhancement of the network.

•	In Commercial Banking and in Markets there will be a build out of coverage and platform capability and growth to support large corporates.

•	The operational infrastructure will benefit from an enhanced digital and mobile capability and data processing capacity.

Summary balance sheet [1]	31.03.14 £bn	31.12.13 £bn
Assets
Retail Banking	155.2	155.6
Commercial Banking	22.9	22.1

UK Banking	178.1	177.7
Corporate Centre	8.9	9.4

Customer loans	187.0	187.1
Other assets	93.5	83.2

Total assets	280.5	270.3

Liabilities
Retail Banking	124.7	123.2
Commercial Banking	13.4	12.6

UK Banking	138.1	135.8
Corporate Centre	9.5	10.6

Customer deposits	147.6	146.4
Medium term funding (‘MTF’)	58.5	57.7
Other liabilities and equity	74.4	66.2

Total liabilities and equity	280.5	270.3

Ratios
Loan-to-deposit ratio	125%	126%
Customer deposits and MTF to customer loans	112%	111%

Summary capital, liquidity and funding [1]	31.03.14 £bn	31.12.13 £bn
Capital – CRD IV
CET 1 Capital	9.4	9.0
Total Capital	13.7	13.3
Risk Weighted Assets (‘RWAs’) [2]	80.5	77.7
CET 1 Capital ratio	11.6%	11.6%
End point T1 leverage ratio	3.3%	3.3%
End point T1 leverage ratio post PRA adjustments	3.1%	3.0%
Liquidity
Eligible liquid assets	32.4	29.5
Liquidity coverage ratio (‘LCR’) eligible liquid assets	37.0	32.8
Total liquid assets	75.3	73.0
LCR	102%	103%
Funding
Total wholesale funding	68.8	65.7
- of which with a residual maturity of less than 1 year	24.1	21.2
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	134%	139%

1.	See Appendix 1 for notes and definitions.
2.	RWAs at 31 December 2013 now stated on a CRD IV basis, previously stated under Basel 2.5.

Balance sheet analysis

Balances

•	Customer loans of £187.0bn were broadly unchanged in the quarter. Mortgage lending balances decreased £0.5bn, but at a slower pace than during 2013, as we refocused on increasing new mortgage lending in line with the market. Non-core corporate and legacy portfolios reduced, partially offset by increased Commercial Banking loans.

•	Other assets consist largely of liquid assets and trading assets including derivatives. The increase in these assets was due to higher liquid asset holdings and associated repo activity.

•	Customer deposits increased £1.2bn to £147.6bn, as we focused on retaining and originating accounts held by more loyal Retail Banking customers. Current account balances increased £3.8bn in Q1’14, partially offset by lower savings deposit balances as we focused on reducing more price sensitive short term retail deposits.

•	The loan-to-deposit ratio of 125% was 1pp lower than at 31 December 2013.

•	The customer funding gap improved by £1.3bn to £39.4bn (31 December 2013: £40.7bn).

Capital

•	The CET 1 capital ratio was unchanged at 11.6% (December 2013: 11.6%), with the CRD IV end point CET 1 leverage ratio at 3.3% and 3.1% on a post-PRA adjustment basis.

•	RWAs were up £2.8bn to £80.5bn, with the growth of higher risk weighted corporate lending and increased mortgage loan approvals.

•	The planned issuance of Additional Tier 1 capital later in 2014, as well as retained profits, is expected to result in a gradual improvement in our leverage ratios.

Funding and liquidity

•	Eligible liquid assets increased £2.9bn to £32.4bn. At the end of March 2014 the LCR remained in excess of 100%.

•	Wholesale funding with a residual maturity of less than one year increased £2.9bn to £24.1bn.

•	Eligible liquid assets significantly exceeded wholesale funding of less than one year, with a coverage ratio of 134%.

•	MTF issuance of c. £3.7bn (Sterling equivalent) in Q1’14 included £2.8bn of senior unsecured issuance. Overall the cost of wholesale funding continued to fall due to the overall reduction in wholesale funding balances and the replacement of expensive MTF maturities with lower cost new issuance in the more stable capital markets environment.

Conduct remediation

•	Payment Protection Insurance (‘PPI’) provision balances, including related costs, amounted to £137m (December 2013: £165m), and no additional provisions were made in Q1’14. The number of complaints we received remained in line with Q4’13, which was impacted by a seasonal drop-off. The high proportion of invalid complaints has continued. Monthly redress costs decreased to an average of £10m per month in Q1’14, compared to a monthly average of £11m per month for Q4’13 and £18m per month in 2013.

•	At the end of March 2014, £213m of non-PPI related conduct provisions was held for possible remediation and enforcement actions in relation to retail investments, interest rate hedging and Card Protection Plan.

•	In March 2014, the FCA imposed a fine of £12.4m on Santander UK for sales process and documentation issues related to retail investment products provided prior to 2013. A provision was in place to cover the fine and possible related customer remediation. Since December 2012 we have reviewed and fundamentally changed our branch-based investment advice service.

Credit quality 1

Mortgages	31.03.14	31.12.13
Mortgage non performing loans	£2,734m	£2,788m
Mortgage loans and advances to customers	£147.6bn	£148.1bn
Mortgage impairment loan loss allowances	£594m	£593m
Mortgage NPL ratio	1.85%	1.88%
Mortgage NPL coverage	22%	21%

•	Mortgage non-performing loans fell slightly to £2,734m. The good credit quality of the portfolio was supported by the improving economic environment for UK households, with low interest rates, house prices rising and falling unemployment.

•	The NPL ratio decreased to 1.85%, with the fall in non-performing loans partially offset by the impact of lower mortgage balances. The NPL ratio is expected to remain broadly stable in 2014.

Segmental credit quality analysis	31.03.14%	31.12.13%
Retail Banking NPL ratio	1.85	1.89
Retail Banking NPL coverage	32	31
Commercial Banking NPL ratio	2.71	3.02
Commercial Banking NPL coverage	57	53
Corporate Centre NPL ratio	1.83	2.36
Corporate Centre NPL coverage [2]	158	125
Santander UK NPL ratio	1.95	2.04
Santander UK NPL coverage	42	41

•	The Retail Banking NPL ratio fell to 1.85%, with an improvement across both the secured and unsecured lending portfolios. There was a particular improvement in unsecured personal lending and 1|2|3 Credit Cards which benefitted from the better risk profile of 1|2|3 World customers.

•	The Commercial Banking NPL ratio reduced to 2.71%, as the credit quality in newer loan vintages remained strong. We continue to adhere to our prudent lending criteria and will maintain this as we further deliver on our business plan and expand Commercial Banking lending.

•	The Corporate Centre NPL ratio fell to 1.83%, reflecting the ongoing sale and run-off of the non-core corporate and legacy assets which continue with no significant impact on the income statement. Social housing made up more than 75% of customer loans in the Corporate Centre, and this portfolio is fully performing.

1.	See Appendix 1 for notes and definitions.
2.	Impairment loan loss allowance as a percentage of non-performing loans. The impairment loan loss allowance includes provisions against both non-performing loans and other loans where a provision is required. As a result the ratio can exceed 100%.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with a turnover of less than £250,000 per annum), through a network of branches and ATMs, as well as through telephony, e-commerce and intermediary channels.

Summary income statement	Q1’14 £m	Q4’13 £m	Change %	Q1’13 £m	Change %
Net interest income	828	847	(2)	674	23
Non-interest income	158	152	4	162	(2)

Operating income	986	999	(1)	836	18
Operating expenses	(410)	(416)	(1)	(432)	(5)
Operating provisions and charges	(59)	(70)	(16)	(99)	(40)

Profit before tax	517	513	1	305	70

Income statement analysis (Q1’14 compared to Q1’13)

•	Net interest income increased 23%, largely due to the lower cost of retail liabilities following the maturity of several tranches of higher cost eSaver products in H2’13.

•	Non-interest income was 2% lower, reflecting reduced net banking fees.

•	Operating expenses decreased 5%, following the consolidation of multi-branch locations. Cost reductions allowed us to invest in business growth.

•	Operating provisions and charges were 40% lower, with an annualised loan loss rate of 0.15%.

Balances	31.03.14 £bn	31.12.13 £bn
Customer loans	155.2	155.6
- of which mortgages	147.6	148.1
- of which unsecured consumer and vehicle finance	7.6	7.5
RWAs	36.7	36.3
Customer deposits	124.7	123.2
- of which current accounts	31.7	27.9

•	Mortgage customer loans decreased £0.5bn, a marked slowdown in the previous quarterly trend. SVR mortgage loan balances fell £2.3bn in Q1’14 to £50.0bn, partially offset by internal transfers into other mortgage products. Increased gross mortgage lending is expected to result in modest growth of the mortgage book in line with the market outlook in 2014.

•	Unsecured consumer and vehicle finance balances, which include bank overdrafts, unsecured personal loans, credit cards and consumer finance, were broadly stable in the quarter.

•	RWAs increased following a rise in mortgage loan approvals which more than offset a reduction in mortgage balances in the first quarter.

•	Customer deposits increased by £1.5bn in Q1’14 as current account balances continued to grow and were only partially offset by a managed reduction in rate sensitive deposits without a broader customer relationship.

•	The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £13.0bn in current account balances over the last 12 months. This enabled us to attract less price sensitive deposits from our growing primary banking customer base and reduce the pricing exposure of our less relationship-focused savings products.

Business volumes	Q1’14	Q1’13
Mortgage gross lending	£5.7bn	£3.3bn
UPL gross lending	£417m	£245m
Customer deposit flows	£1.5bn	£(0.2)bn
1|2|3 World customers	2.7 million	1.7 million

•	Mortgage gross lending increased 73% to £5.7bn in Q1’14 and with applications up 70% on Q1’13.

•	1|2|3 World has 2.7 million current account and credit card customers, more than 1 million higher than a year ago, and with a growing transactional primary customer base.

Business development

•	1|2|3 World continued to expand, with almost 40% of customers holding both the 1|2|3 Current Account and 1|2|3 Credit Card.

•	1|2|3 World provides a qualitative improvement underpinning our retail interest margins. At end Q1’14, 45% of retail deposit balances were primary banking and savings account relationships and as a benefit we now have more flexibility in our pricing of liabilities.

•	In Q1’14 we launched the 1|2|3 Mini, a simple account for children and young adults which grows with them. This makes 1|2|3 World accessible to the whole family and is helping us to deepen customer relationships.

•	In Q1’14, 63,000 customers moved their current account to Santander UK from other providers (Q1’13 64,000). In attracting 10% of net current account switchers we continued to be the most successful bank in Great Britain in the switcher segment. [1]

•	We continue to roll out our Select proposition, our segmentation of higher net worth customers with specialised servicing and tailored offerings across a full range of products including investments and life assurance. To date we have on-boarded 500,000 customers to Select.

•	As part of our strategy of building customer loyalty we expect to grow unsecured personal lending in 2014.

1.	TNS Current Account Switching Index, published 17 March 2014. See Appendix 1.

Commercial Banking and Markets

As the results and balances of the Markets segment are not individually significant, these amounts have been included within Commercial Banking for the purpose of this statement.

Commercial Banking offers a wide range of products and financial services to customers through a network of regional corporate business centres and through telephony and e-commerce channels. The management of our customers is organised according to the annual turnover of their business enabling us to offer a differentiated service to SMEs, mid and large corporate customers.

Markets offers risk management and other services to financial institutions, as well as to other Santander UK divisions. Its main business areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Summary income statement	Q1’14	Q4’13	Change	Q1’13	Change
	£m	£m	%	£m	%
Net interest income	124	112	11	98	27
Non-interest income	94	105	(10)	111	(15)

Operating income	218	217	0	209	4
Operating expenses	(128)	(109)	17	(99)	29
Operating provisions and charges	(29)	(37)	(22)	(34)	(15)

Profit before tax	61	71	(14)	76	(20)

Income statement analysis (Q1’14 compared to Q1’13)

•	Net interest income increased 27%, as a result of continued growth in customer loans and improved new business margins in the core SME segments, with margins on new deposits also improving throughout the year.

•	Non-interest income was 15% lower, largely due to lower demand for interest rate and foreign exchange risk management products from Commercial Banking customers partially offset by improved fees in Markets.

•	Operating expenses increased 29%, largely reflecting continued investment in the growth of the businesses serving SME and corporate customers, as we expanded into new financial centres across the UK.

•	Operating provisions and charges decreased 15%, with an annualised loan loss rate in Commercial Banking of 0.52%. Q1’13 included the impact of a small number of loan impairments related to specific corporate customers which have not been repeated in Q1’14.

Balances	31.03.14	31.12.13
	£bn	£bn
Customer loans	22.9	22.1
- of which SMEs	11.6	11.7
- of which mid and large corporate customers	11.3	10.4
RWAs	35.4	33.5
- of which Commercial Banking	28.4	26.8
Customer deposits	13.4	12.6

•	Customer loans in Commercial Banking increased 12% over the last 12 months, maintaining momentum. Corporate lending growth continues to be subject to prudent risk management criteria, as demonstrated by the good credit quality in newer loan vintages.

•	Following a periodic review in Q1’14, a number of Commercial Banking customers were transferred from the SME segment to our large corporate segment as the annual turnover of their businesses had increased; prior periods have not been restated. The balance associated with these loans was £327m; excluding this reclassification, SME lending growth would have been 11% over the last 12 months.

•	Lending to Commercial Banking mid and large corporate customers increased 16% over the last 12 months including the reclassification of assets from SME (13% increase excluding the reclassification). Growth came through the development of our global transactional banking and trade finance business as well as acquisition finance deals with large corporate clients.

•	RWAs increased 6%, largely reflecting higher customer loans.

•	We continued to increase deposit balances where we have a strong customer relationship and to build on our new enhanced corporate cash management and liability capabilities.

Business development

•	In Commercial Banking we further developed our range of ancillary services and our capacity to service SMEs and increased the relationship managers in our growing network of 50 regional Corporate Business Centres.

•	Key to improving the returns of this business will be our success in delivering a broader product capability to more customers and developing beyond the capital intensive lending proposition. We are pleased with the progress of our transformation but we remain focused on the medium term and will invest further in the development of this business.

•	We increased the number of client facing staff servicing our large corporate customers, enabling better sector and product coverage. We continued to invest in our platforms designed to offer products and services including: supply chain finance, cash management, trade, export and commodity finance and provision of debt capital market and specialised finance solutions.

•	Markets will also continue to focus on institutional client sales and market making activities.

Corporate Centre

Corporate Centre includes asset and liability management for the bank conducted by Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run-down and/or managed for value.

Summary income statement	Q1’14	Q4’13	Change	Q1’13	Change
	£m	£m	%	£m	%
Net interest expense	(127)	(147)	(14)	(80)	59
Non-interest income	17	2	750	6	183

Operating income	(110)	(145)	(24)	(74)	49
Operating expenses	(32)	(20)	60	(22)	45
Operating provisions and charges [1]	(20)	(171)	(88)	(3)	567
Loss before tax	(162)	(336)	(52)	(99)	64

Income statement analysis (Q1’14 compared to Q1’13)

•	Net interest expense was higher, as Q1’13 benefited from the relatively higher historic returns of the structural hedge.

•	Non-interest income was higher, reflecting mark-to-market valuations.

•	Operating expenses increased by £10m to £32m, due to additional project costs borne centrally.

•	Operating provisions and charges increased to £20m, a consequence of a modest level of provisions on the non-core portfolio.

Balances and ratios	31.03.14	31.12.13
	£bn	£bn
Customer loans	8.9	9.4
RWAs	8.4	7.9
Customer deposits	9.5	10.6

•	Customer loans decreased 16% in the last year due to the run-down of the non-core portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases.

•	RWAs increased 6% due to higher holdings of LCR eligible Tier 2 liquid assets and changes to foreign exchange market risk requirements, partially offset by a reduction in customer loans.

•	Customer deposits fell 10% in Q1’14 as part of a plan for the management of our less relationship driven deposit base.

Non-core corporate and legacy portfolios	31.03.14	31.12.13
	£bn	£bn
Social housing	6.9	7.1
Commercial mortgages	1.1	1.2
Shipping	0.3	0.4
Aviation	0.3	0.4
Other	0.3	0.3

Customer loans	8.9	9.4

•	Disposal of assets continued across the portfolios with no significant impact on the income statement. The social housing loan portfolio was stable, reflecting its long term, low risk nature.

1.	Provisions for other liabilities and charges in Q4’13 include regulatory costs relating to the FSCS and the Bank Levy which are only recognised at year end.

Appendix 1 – notes

•	Customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 12 months ending 31 March 2014, 12 months ending 31 December 2013 and 12 months ending 31 March 2013. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds TSB and NatWest. Previously this data was reported on a rolling three month basis.

•	Independent consumer research – customer satisfaction

In February 2014, MoneySavingExpert.com published the results of their twice yearly poll of bank customers. Santander UK was ranked in fifth place overall while the Santander UK 1|2|3 Current Account was ranked second with 74% of 1|2|3 customers rating it ‘great’.

•	Independent consumer research – current account switching

The March edition of the TNS Current Account Switching Index demonstrated that Santander UK remained the first choice for customers switching their current account provider, with a net gain of 10% of accounts transferred. The index was based on interviews held between 29 January 2014 and 21 February 2014. The sample was 14,174 current account holders with 516 identified as having switched their current account in the preceding 12 months. These results were broadly consistent with the results of previous editions of the TNS Current Account Switching Index which showed that Santander UK attracted a net gain of 11% of accounts transferred based on research carried out during the second half of 2013 and in January 2014.

•	Delivering on our commitments: KPIs and targets

All Key Performance Indicators (‘KPIs’) are presented at 31.03.14 and 31.12.13. KPIs are based on spot balances calculated at these dates with the exception of the cost-to-income ratio, RoTE and customer satisfaction which are based on performance in the relevant quarter or year. The cost-to-income ratio and RoTE are calculated for the quarter ended 31 March 2014 and the year ended 31 December 2013. Customer satisfaction is based on a rolling 12 month average calculated for the year ended 31 March 2014 and year ended 31 December 2013.

Customer satisfaction target is to become a top three bank by 2015, as measured by FRS.

•	Commercial Banking customer segmentation

The management of Commercial Banking is organised according to the annual turnover of our customers. SMEs have an annual turnover between £250,000 and £50m, mid corporates between £50m and £500m and large corporates over £500m.

The large corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to multinational corporate customers.

•	Discontinued operations

Prior period results have been amended to reflect the sale of the co-brand credit cards business. The sale of c. £1bn of customer loans to SAV Credit Limited was completed in May 2013.

•	Santander Consumer Finance

In February 2014, Banco Santander and Banque PSA Finance, the auto finance unit of Group PSA Peugeot Citroën, announced that they had entered into negotiations to provide car finance in twelve European countries. The terms of the agreement are being discussed, with completion of the deal, expected in the second half of 2015. The agreement would strengthen Santander Consumer Finance’s leading position in the European auto finance market and reinforce its presence in countries, such as the United Kingdom, where it already has critical mass.

Appendix 1 – definitions

•	‘Active customers’ hold at least one active product. For current accounts, savings accounts or credit cards an active product must be open and have a balance of more than £50 or a transaction in the last month. For a mortgage loan, UPL or investment account an active product must be open and have a balance of more than £100. An insurance policy is considered to be an active product if it is open.

•	‘Banco Santander’ refers to Banco Santander, S.A., the ultimate parent of Santander UK.

•	‘Banking NIM’ is calculated as annualised net interest income divided by average customer loans.

•	‘CET1 capital’ is the CRD IV end point Common Equity Tier 1 capital and is calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13, and effectively reflects the CRD IV end point position.

•	‘CET1 ratio’ is calculated as CET1 capital divided by RWAs.

•	‘Customer deposits and MTF to customer loans’ is calculated as the sum of deposits by customers (excluding repos) and MTF divided by loans and advances to customers (excluding reverse repos).

•	‘Eligible liquid assets’ consist of those assets which meet the PRA requirements for liquid asset portfolio in accordance with BIPRU 12.7.

•	‘End point T1 leverage ratio’ is the CRD IV end point Tier 1 capital divided by exposures as defined by CRD IV. This measure does not include PRA adjustments arising from the 2013 Capital Exercise and also excludes changes to the treatment of off balance sheet items proposed by the Basel committee in January 2014.

•	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as eligible liquid assets divided by wholesale funding of less than one year.

•	‘LCR’ is liquidity coverage ratio. The LCR is designed to ensure that banks maintain adequate levels of high quality assets against net cash outflows over a 30 day significant stress period.

•	‘LCR eligible liquid assets’ is assets eligible for inclusion in the LCR as high quality liquid assets.

•	‘Loan loss rate’ is impairment charge on loans and advances divided by average loans and advances.

•	‘Loan-to-deposit ratio’ is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loyal customers’ are primary banking current account customers who hold an additional product. Primary banking current account customers have a minimum credit turnover of at least £500 per month and at least two direct debits set up on the account.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	MTF’ is medium term funding at swapped value. MTF consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance), structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance. MTF excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as non-performing loans as a percentage of loans and advances to customers.

•	‘PRA’ is the Prudential Regulation Authority of the Bank of England.

•	‘Residential mortgages’ includes residential retail mortgages, which are part of Retail Banking, and social housing loans which are in Commercial Banking and in Corporate Centre.

•	‘RoTE’ is calculated as profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

•	‘Santander UK’ refers to Santander UK plc and its subsidiaries.

•	‘SME’ is small and medium enterprises with a turnover of between £250,000 and £50m per annum.

•	‘Total liquid assets’ consist of: eligible liquid assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘Wholesale funding of less than one year’ has a residual maturity of less than one year at the balance sheet date.

Appendix 2 – income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2013.

Summary Consolidated Income Statement

	Three months ended
	31 March 2014	31 March 2013
	£m	£m
Net interest income	825	692
Non-interest income	269	279

Total operating income	1,094	971

Administrative expenses	(497)	(493)
Depreciation, amortisation and impairment	(73)	(60)

Total operating expenses excl. provisions and charges	(570)	(553)

Impairment losses on loans and advances	(97)	(130)
Provisions for other liabilities and charges	(11)	(6)

Total operating provisions and charges	(108)	(136)

Profit before tax from continuing operations	416	282

Taxation charge on continuing operations	(81)	(57)

Profit from continuing operations	335	225

Discontinued operations	—	—

Profit for the period	335	225

Summary consolidated balance sheet

	31.03.14	31.12.13
	£m	£m
Assets
Cash and balances at central banks	30,985	26,374
Trading assets	26,679	22,294
Derivative financial instruments assets	19,123	20,049
Financial assets designated at fair value	2,754	2,747
Loans and advances to banks	2,105	2,347
Loans and advances to customers (Net)	184,616	184,587
Loans and receivables securities	986	1,101
Available for sale securities	6,922	5,005
Macro hedge of interest rate risk—asset	769	769
Interest in other entities	30	27
Intangible assets	2,314	2,335
Property, plant and equipment	1,517	1,521
Current tax assets	27	114
Deferred tax assets	18	35
Retirement benefit assets	137	118
Other assets	1,488	882

Total assets	280,470	270,305

Liabilities
Deposits by banks	8,275	8,696
Deposits by customers	148,882	147,167
Trading liabilities	28,518	21,278
Derivative financial instruments liabilities	18,188	18,863
Financial liabilities designated at fair value	4,142	3,407
Debt securities in issue	51,753	50,870
Subordinated liabilities	4,323	4,306
Other liabilities	2,197	1,883
Provisions	587	639
Current tax liabilities	2	4
Retirement benefit obligations	632	672

Total liabilities	267,499	257,785

Equity
Shareholders’ equity	12,971	12,520

Total equity	12,971	12,520

Total liabilities and equity	280,470	270,305

Management Statement for Santander UK and Banco Santander

The results of Banco Santander for the three months ended 31 March 2014 are also released today and can be found at www.Santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Banco Santander had EUR 1.24 trillion in managed funds, 103 million customers, 13,927 branches – more than any other international bank – and 182,958 employees at the close of 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States of America. Banco Santander registered EUR 4.37 billion in attributable profit in 2013, an increase of 90% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 31 March 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and through almost 1,000 branches and 50 regional Corporate Business Centres.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 317 to 334 of the Santander UK plc 2013 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.